Exhibit 99.1

Rogers Communications Announces Voting Results

from Annual Meeting of Shareholders

TORONTO, April 19, 2016 – Rogers Communications Inc., a leading diversified Canadian communications and media company, in accordance with Toronto Stock Exchange requirements, announced the voting results from its Annual General Meeting of Shareholders held earlier today in Toronto, Ontario.

A total of 109,362,963 Class A Voting shares representing 97.26% of the Company’s issued and outstanding Class A Voting stock were voted in connection with the election of directors at the meeting. Shareholders voted in favour of all items of business put forth at the meeting, including the appointment of KPMG LLP as its outside auditors, and the election of all director nominees as follows:

Director	Results	% of Shares Voted For	% of Shares Voted Withhold
C. William D. Birchall	Elected	99.999%	0.001%
Bonnie R. Brooks	Elected	99.995%	0.005%
Robert K. Burgess	Elected	99.999%	0.001%
John H. Clappison	Elected	99.995%	0.005%
Alan D. Horn	Elected	99.994%	0.006%
Guy Laurence	Elected	99.994%	0.006%
Philip B. Lind	Elected	99.998%	0.002%
John A. MacDonald	Elected	99.999%	0.001%
Isabelle Marcoux	Elected	99.995%	0.005%
The Hon. David R. Peterson	Elected	99.994%	0.006%

Director	Results	% of Shares Voted For	% of Shares Voted Withhold
Edward S. Rogers	Elected	99.998%	0.002%
Loretta A. Rogers	Elected	99.998%	0.002%
Martha L. Rogers	Elected	99.998%	0.002%
Melinda M. Rogers	Elected	99.998%	0.002%
Charles Sirois	Elected	99.994%	0.006%

For director biographies, please visit www.rogers.com/investors and click on the “Board of Directors” heading under the “Corporate Governance” drop-down window.

About the Company:

Rogers is a leading diversified Canadian communications and media company. We are Canada’s largest provider of wireless voice and data communications services and one of Canada’s leading providers of cable television, high-speed Internet and telephony services to consumers and businesses. Through Rogers Media we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

For further information:

Amy Schwalm, 416.704.9057, amy.schwalm@rci.rogers.com